Exhibit 99.9.2

February 2018

TERMS OF REFERENCE

SASOL LIMITED

AUDIT COMMITTEE

1.                           PURPOSE AND OBJECTIVES

1.1                    The Audit Committee (the Committee) is constituted as a statutory committee of Sasol Limited (the Company) in respect of its statutory duties in terms of section 94(7) of the Companies Act, 71 of 2008 (the Act) (as set out in Appendix 1) and a committee of the Sasol Limited Board of Directors (the Board) in respect of all other duties assigned to it by the Board.

1.2                    These Terms of Reference are subject to the provisions of the Act, the Company’s Memorandum of Incorporation (MOI) and any other applicable law or regulatory provision.

1.3                    The Committee shall perform the functions listed below and perform, on behalf of all South African subsidiaries of the Company that are required in terms of the Act to have audit committees (collectively herein referred to as “the South African subsidiaries”), the functions listed in section 94(7) of the Act.

1.4                    The Committee was established primarily to assist the Board in overseeing the:

1.4.1                              quality and integrity of the Company’s integrated reporting, incorporating the financial statements (including the consolidated Sasol group (the Group) financial statements), sustainability reporting, and public announcements in respect of the financial results;

1.4.2                              the qualification and independence of the external auditors for the Company and all Group companies;

1.4.3                              the scope and effectiveness of the external audit function for the Company and all Group companies;

1.4.4                              the effectiveness of the Group’s internal controls and internal audit function; and

1.4.5                              compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements.

1.5                    The Committee shall review these Terms of Reference annually and make recommendations with respect to amendments, if any, to the Nomination and Governance Committee, for approval by the Board.

2.                           CONSTITUTION AND MEMBERSHIP

2.1                    The Committee shall comprise no less than three members nominated by the Board and elected annually by shareholders, all of whom shall be independent non-executive directors.

2.2                    The Board shall, taking into consideration the minimum number of directors required as stipulated in clause 2.1, determine the number of members who shall constitute this Committee.

2.3                    The Chairman of the Safety, Social and Ethics Committee will be a member of the Committee.

2.4                    Each member of the Committee shall meet all applicable independence, financial literacy and other requirements prescribed by law, the Johannesburg Stock Exchange Limited (JSE) and the New York Stock Exchange (NYSE).  At least one member of the Committee must meet the applicable Securities and Exchange Commission’s (SEC) definition of a “financial expert”.

2.5                    The Board shall appoint a Chairman of the Committee and determine the period for which he shall hold office.  The Chairman of the Board shall not be eligible to serve as a member of the Committee.

2.6                    The Board must fill any vacancy on the Committee within 40 business days after the vacancy arises, but may not remove any member elected by shareholders from the Committee.

2.7                    The Company Secretary of Sasol Limited shall be the secretary of the Committee.

3.                           MANDATE

3.1                    Integrated reporting(1)

3.1.1                              The Committee will oversee integrated reporting, having regard to all factors and risks that may impact on the integrity of the integrated report, and will approve the Company’s annual Integrated Report on behalf of the Board.  In this regard, the Committee will also consider and review the findings and recommendations of the Group Executive Committee (GEC) sub-committees and Board committees insofar as they are relevant to the functions of the Committee.

3.2                    Financial statements

The Committee will:

3.2.1                              examine, review and approve the annual report to be filed with the US Securities and Exchange Commission under Form 20-F; and

(1)         King IV defines integrated reporting as “a process founded on integrated thinking that results in a periodic integrated report by an organisation about value creation over time.  It includes related communications regarding aspects of value creation. An integrated report could be a standalone report which connects the more detailed information in other reports.”

3.2.2                              examine and review the Annual Financial Statements of the Company (including consolidated Group financial statements), the interim reports, the accompanying reports to shareholders, the preliminary announcement of results and any other announcement regarding the Company’s results or other financial information to be made public, prior to submission and approval by the Board, focusing particularly on:

(a)                      compliance with accounting standards, local and international, compliance with stock exchange and legal requirements (in respect to compliance with stock exchange and legal requirements, the Committee will consider the recommendations of the Nomination and Governance Committee);

(b)                      major judgemental areas and significant adjustments resulting from the audit;

(c)                       the basis on which the company has been determined a going concern as well as solvency and liquidity;

(d)                      capital adequacy;

(e)                       any changes in accounting policies and practices;

(f)                        the appropriateness of major adjustments processed at year end;

(g)                       compliance with the financial conditions of loan covenants; and

(h)                      tax and litigation matters.

3.3                    The Committee will review all documents that contain material financial information or other information which could impact materially on the financial results or performance of the Company, such as:

3.3.1                              circulars and prospectuses;

3.3.2                              press releases on earnings;

3.3.3                              trading statements; and

3.3.4                              the validity of assumptions underlying the annual budget.

3.4                    Disclosure controls and procedures

3.4.1                              The Committee shall review with management, and any outside professionals as the Committee considers appropriate, the effectiveness of the Company’s disclosure controls and procedures.

3.5                    Sustainability reporting

3.5.1                              The Committee will ensure that assurance is provided on material sustainability issues, the scope of which and engagement of external assurance provider(s), as appropriate, to be approved by the Safety, Social and Ethics Committee.

3.5.2                              The Committee shall be entitled to place reliance on the assurance obtained as presented to the Safety, Social and Ethics Committee regarding the integrity, reliability and validation of the sustainable development information as well as the review and approval of the sustainable development information, incorporated into the integrated report or published on the Sasol website, by the Safety, Social and Ethics Committee.

3.5.3                              The Committee shall consider recommendations by the Safety, Social and Ethics Committee that may have an impact on the financial statements.

3.6                    External audit and auditors

The Committee will, with regard to all Group companies:

3.6.1                              consider and make recommendations on the appointment and retention of the external auditor(s), subject to the applicable laws and the rules of any stock exchange on which the Company’s shares are listed;

3.6.2                              evaluate the independence and performance of the external auditor(s), and consider whether any non-audit services rendered by such auditors substantively impair their independence;

3.6.3                              pre-approve all permissible non-audit services in line with approved thresholds, to be provided by the external auditors, and where such services are to be rendered to the Company or one of its South African subsidiaries, any proposed contract for the provision of such services;

3.6.4                              discuss and review, with the external auditor(s) before the audit commences, the auditor(s) engagement letter, the terms, nature and scope of the audit function and the audit fee and where more than one auditor is involved, the maintenance of a professional relationship and co-ordination between them;

3.6.5                              approve the external auditor(s) engagement letter, the terms, nature and scope of the audit function and the audit fee;

3.6.6                              make suggestions on areas of emphasis that the audit should address;

3.6.7                              consider any accounting treatments, significant unusual transactions or accounting judgements, that could be contentious;

3.6.8                              consider the effects of significant ventures, investments or operations which are not subject to external audit;

3.6.9                              review the overall audit role, minimise duplication, discuss implications of new auditing standards and ensure that the external audit fee will sustain a proper audit and provide value for money;

3.6.10                       obtain assurance from the external auditor(s) that adequate accounting records are being maintained;

3.6.11                       obtain and review with the lead audit partner and a more senior representative of the independent auditor, annually or more frequently as the Committee considers appropriate, a report by the external auditor describing: the external auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review of the external auditor, or by any inquiry, review or investigation by governmental, professional or other regulatory authorities, within the preceding five years, in respect of independent audits carried out by the external auditor, and any steps taken to deal with these issues;

3.6.12                       pre-approve the hiring of any senior employee or former senior employee of the external auditors who was a member of the audit team during the preceding financial year; In addition, the Committee shall pre-approve the hiring of any employee or former employee of the external auditors for top management positions within the Company, regardless of whether that person was a member of the Company’s audit team or not;

3.6.13                       receive and consider, in accordance with a formalised procedure, any Reportable Irregularities identified and reported by the external auditors in terms of the Auditing Profession Act, 2005;

3.6.14                       consider the use of technology to improve audit coverage and efficiency;

3.6.15                       obtain assurance from management in respect of the functions specifically performed by the Committee for South African subsidiaries in terms of section 94(7) of the Act (see Appendix 1); and

3.6.16                       liaise with and monitor the activities of any committee in the Group that performs the functions normally performed by an audit committee.

3.7                    Internal control and assurance services (2)

3.7.1                              An important role of the Committee will be to monitor the effective functioning of the Group’s internal audit, ensuring that the roles and functions of the external audit and internal audit are sufficiently clarified

(2)  Assurance services is a collective term for Sasol’s internal audit and forensic services.

and co-ordinated to provide an objective overview of the operational effectiveness of the Group’s systems of internal control and reporting. This will include:

(a)                      annually assessing the independence and effectiveness of the internal audit function including the adequacy of available internal audit resources;

(b)                      reviewing the internal audit function’s compliance with the internal audit charter as approved by the Committee;

(c)                       assessing the report of internal audit on the effectiveness of the Group’s systems of internal control, including internal financial control and business risk management and maintaining effective internal control systems;

(d)                      considering the appointment, dismissal or re-assignment of the head of the internal audit function;

(e)                       assessing the performance of the head of the internal audit function;

(f)                        ensuring that the internal audit function is subject to an independent quality review, at least every four years;

(g)                       reviewing and approving the internal audit charter, internal audit plans and internal audit’s conclusions with regard to internal control;

(h)                      ensuring that the internal audit plan is in accordance with the internal audit charter and that it is executed timely;

(i)                          reviewing the adequacy of corrective action taken in response to significant internal audit findings;

(j)                         reviewing significant matters reported by the internal audit function;

(k)                      reviewing the co-operation and co-ordination between the internal and external audit functions and co-ordinating the formal internal audit work plan with external auditors to avoid duplication of work;

(l)                          reviewing significant differences of opinion between management and the internal audit function;

(m)                  reporting on the maintenance of proper and adequate accounting records;

(n)                      reporting on the overall operational and financial reporting environment;

(o)                      reporting on the systems to safeguard the Company’s assets against unauthorised use or disposal;

(p)                      requesting investigations into matters within its scope, for example, evaluations of the effectiveness of the Group’s internal controls, significant cases of employee fraud, misconduct or conflict of interest; and

(q)                      reviewing forensic audit reports that relate to matters that could have a material impact on the financial statements.

3.8                    Compliance of the Group with legal and regulatory requirements to the extent that it may have an impact on financial statements. The Committee shall receive reports by the Nomination and Governance Committee on legal and regulatory compliance and shall:

3.8.1                              review with management, and any internal or external counsel as the Committee considers appropriate, any legal matters (including the status of pending litigation) that may have a material impact on the Group and any material reports or inquiries from regulatory or governmental agencies;

3.8.2                              review with management:

(a)                      the receipt, retention and treatment of complaints received by the Group regarding accounting matters, internal audit, internal accounting controls, content of the financial statements, auditing matters or potential violations of law relating to matters within the mandate of the Committee; and

(b)                      the confidential, anonymous submission by employees of the Group of concerns regarding questionable accounting or auditing matters and potential violations of law relating to matters within the mandate of the Committee; and

3.8.3                              the Committee shall obtain reports from management, the internal auditor and the independent auditor regarding compliance with all applicable legal and regulatory requirements, including the United States Foreign Corrupt Practices Act and the United Kingdom Bribery Act.

3.9                    Risk management and information technology

3.9.1                              The Committee is an integral part of the risk management process.  In this regard the Committee will also consider and review the findings and recommendations of the Safety, Social and Ethics Committee and any other Board committee insofar as they are relevant to the functions of the Committee.

3.10             In addition to the responsibilities set out with respect to the financial statements and internal controls and in support of ensuring effective risk management oversight, specifically in relation to material risks within its scope, the Committee is also responsible for:

3.10.1                       ensuring the effective monitoring of these risks and that potential opportunities are considered as appropriate;

3.10.2                       considering and reviewing executive management’s reports on the design and implementation of appropriate risk responses, overseeing that the risks are managed within the levels of appetite and tolerance and the integration and embedding of risk management in the business activities and culture of the Company;

3.10.3                       obtaining confirmation that there is adequate assurance and that controls in relation to these risks are appropriate in design and effectiveness;

3.10.4                       overseeing fraud risks in so far as such risks relate to or have an impact on financial reporting;

3.10.5                       assisting the Board in carrying out its information and communication technology responsibilities by ensuring the ethical and responsible use of technology and information and compliance with relevant laws and to ensure an appropriate control environment and management of material information and communication technology risks; and

3.10.6                       reviewing the adequacy of insurance coverage.

3.11             Coordination of assurance activities

3.11.1                       The Committee, shall ensure that a combined assurance model is applied to provide a coordinated approach to all assurance activities.

3.11.2                       The Committee will receive quarterly reports from the Combined Assurance and Disclosure Committee, a sub-committee of the GEC, providing management oversight, assurance and alignment on Group-wide, high risk activities and responsible for ensuring that the information publicly disclosed complies with requirements of the JSE, NYSE and SEC rules.

3.12             The Committee will:

3.12.1                       ensure that the combined assurance received is appropriate to address all the significant risks facing the Company;

3.12.2                       ensure the independence of the external service providers appointed by the Company to provide assurance on internal audit or the integrated report; and

3.12.3                       monitor the relationship between the external service providers and the Company.

3.13             Finance function

3.13.1                       The Committee shall review the expertise, resources and experience of the finance function annually and shall include a report on the results of the review in the annual Integrated Report.  The review shall include a review of the expertise and experience of the Chief Financial Officer as may be required from time to time by any stock exchange on which the securities of the Company are listed.

3.14             Annual performance assessment

3.14.1                       The Committee shall assess its and its members’ effectiveness at least once every two years.

3.15             Reporting

3.15.1                       The Committee shall annually insert in the financial statements of the Company and where required, those of its South African subsidiaries, a report:

(a)                      describing how the Committee carried out its functions;

(b)                      stating whether the Committee is satisfied that the external auditor is independent of the Company and subsidiaries and its views on the quality of the external audit;

(c)                       significant matters that the Committee has considered in relation to the annual financial statements and how these were addressed by the Committee; and

(d)                      commenting in any way the Committee considers appropriate on the financial statements, the accounting practices and the internal financial control of the Company.

3.15.2                       In addition, the Committee shall prepare such reports as may be required from time to time in terms of the Act or applicable corporate governance requirements.

3.16             The Chairman of the Committee shall report to the Board on its activities and make recommendations to the Board concerning the adoption of the annual and interim financial statements and any other matters arising from the work of the Committee; and

3.17             The Chairman (or, in his/her absence, another member) of the Committee shall attend the annual general meeting to report to shareholders on how the Committee discharged its responsibilities and mandate for the year under review.

4.                           REMUNERATION AND AUDIT

4.1                    Non-executive directors who are members of the Committee will be paid such additional remuneration for their service as members of the Committee, as may be determined by the Board and approved by shareholders.

5.                           MEETINGS AND PROCEEDINGS

5.1                    Meetings of the Committee will be held as frequently as the Committee considers appropriate, but it will normally meet not less than three times a year.  The Board or any member thereof, including members of the Committee, the external auditors, and the head of internal audit may, through the Chairman, call further meetings of the Committee. The Committee shall periodically have separate meetings with management, internal audit and the external auditors.

5.2                    The meetings of the Committee may be held in person, by telephone, or other form of long distance conference facility as circumstances may require (such person shall be deemed as being present at the meeting), provided that the required quorum is met.

5.3                    Reasonable notice of meetings and the business to be conducted shall be given to the members of the Committee, the Chairman of the Board, the Joint Presidents and Chief Executive Officers (JCEO), executives and managers responsible for finance, the head of internal audit and the external auditor to make proposals as necessary.

5.4                    The quorum of the Committee shall be a majority of independent members present for decisions.  A decision shall be deemed as passed if a majority vote on the matter for decision is passed by the members present at the Committee.

5.5                    A decision that could be voted on at a meeting of the Committee may instead be adopted by written consent of a quorum of members, given in person, or by electronic means, provided that each member received notice of the matter to be decided. A decision made in such manner has the same effect as if it had been approved at a meeting.

5.6                    Where decisions are required by way of written resolution, a quorum shall be a majority of independent members, one of whom shall be the Committee Chairman.

5.7                    The Chief Financial Officer, senior audit partner in charge of the external audit and head of internal audit shall be in attendance at meetings of the Committee and shall have unrestricted access to the Chairman or any other member of the Committee as is required in relation to any matter falling within the remit of the Committee.

5.8                    The Chairman, in his discretion, may invite other executives to attend and to be heard at meetings of the Committee.

5.9                    No attendee shall have a vote at meetings of the Committee.

5.10             The minutes of all meetings of the Committee, or summaries thereof, shall be submitted to the Board at the next Board meeting and the agenda for each such Board meeting shall provide an opportunity for the Chairman of the Committee to report verbally on any matters of importance as well as on the Committee’s findings and recommendations.

5.11             Unless varied by these Terms of Reference, meetings and proceedings of the Committee will be governed by the Company’s MOI regulating the meetings and proceedings of directors and committees.

5.12             The Committee Secretary shall take minutes of meetings.  These minutes shall be reviewed and approved by the members of the Committee.

6                              AUTHORITY OF THE COMMITTEE AND RESOURCES AVAILABLE

6.1                    The Committee has decision-making authority with regard to its statutory duties and is accountable in this regard to both the Board and the shareholders. On all responsibilities delegated to it by the Board outside of the statutory duties, the Committee makes recommendations for approval by the Board or approves, to the extent that such duty has been delegated to the Committee by the Board.

6.2                    The Committee, in carrying out its tasks under these Terms of Reference:

6.2.1                              is authorised to investigate any activity within its Terms of Reference;

6.2.2                              may, at the discretion of the Committee, require other employees of the Company to attend meetings or parts of meetings;

6.2.3                              may consult with and seek any information it required from any employees, and all employees shall be required to co-operate with any request made by the Committee in the course of its duties;

6.2.4                              shall at least once a year meet separately with the external and internal auditors without any executive member of the Board in attendance; and

6.2.5                              shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate, provided it is not precluded by legal or regulatory requirements from doing so.

7.                           LIMITED LIABILITY

7.1                    The deliberations of the Committee do not reduce the individual and collective responsibilities of Board members, with regard to their fiduciary duties and responsibilities, and they must continue to exercise due care, skill and judgment, in accordance with their legal and statutory obligations.

7.2                    Subject to the above provisions and any relevant legislation and codes of best practice, the members of the Committee shall not attract any personal liability arising from their appointment and the Company shall indemnify members of the Committee to the extent possible in terms of its approved directors’ and officers’ liability insurance coverage.

8.                           GENERAL

8.1                    The Committee, in carrying out its tasks under these Terms of Reference, may obtain such outside or other independent professional advice as it considers necessary to carry out its duties.

8.2                    The Board will ensure that the Committee will have access to professional advice both internal and external to the Company in order for it to perform its duties.

Appendix 1

STATUTORY PRESCRIBED FUNCTIONS OF AN AUDIT COMMITTEE

The statutory prescribed functions of an audit committee are listed in section 94(7) of the Companies Act, no. 71 of 2008 as follows:

(7)                      An audit committee of a company has the following duties:

(a)                      To nominate, for appointment as auditor of the company under section 90, a registered auditor who, in the opinion of the audit committee, is independent of the company;

(b)                      to determine the fees to be paid to the auditor and the auditor’s terms of engagement;

(c)                       to ensure that the appointment of the auditor complies with the provisions of this Act and any other legislation relating to the appointment of auditors;

(d)                      to determine, subject to the provisions of this Chapter, the nature and extent of any non-audit services that the auditor may provide to the company, or that the auditor must not provide to the company, or a related company;

(e)                       to pre-approve any proposed agreement with the auditor for the provision of non-audit services to the company;

(f)                        to prepare a report, to be included in the Annual Financial Statements for that financial year—

(i)                          describing how the audit committee carried out its functions;

(ii)                       stating whether the audit committee is satisfied that the auditor was independent of the company; and

(iii)                    commenting in any way the committee considers appropriate on the financial statements, the accounting practices and the internal financial control of the company;

(g)                       to receive and deal appropriately with any concerns or complaints, whether from within or outside the company, or on its own initiative, relating to—

(i)                          the accounting practices and internal audit of the company;

(ii)                       the content or auditing of the company’s financial statements;

(iii)                    the internal financial controls of the company; or

(iv)                   any related matter;

(h)                      to make submissions to the Board on any matter concerning the company’s accounting policies, financial control, records and reporting; and

(i)                          to perform such other oversight functions as may be determined by the Board.

February 2018

TERMS OF REFERENCE

SASOL LIMITED

REMUNERATION COMMITTEE

1.                           PURPOSE AND OBJECTIVE

1.1                    The Remuneration Committee (The Committee) has been appointed by the Sasol Limited Board of Directors (the Board) as a committee of the Board to attend to Sasol Limited’s (the Company) activities in respect of the matters described below.

2.                           CONSTITUTION AND MEMBERSHIP

2.1                    The Committee shall comprise no less than three independent non-executive directors.

2.2                    The Chairman of the Board is not eligible to be appointed as Chairman of the Committee.

2.3                    The Committee shall appoint the Committee Secretary.

3.                           MANDATE

3.1                    The Committee attends to matters prescribed below:

3.1.1                    acting as Remuneration Committee of the Company and all direct and indirect wholly-owned subsidiaries of the Company and all other subsidiaries and joint ventures of Sasol Limited (the Group) in respect of which Sasol Limited has the right, or power, to fulfill the functions as detailed in this Terms of Reference;

3.1.2                    assisting the Board in exercising its function of ensuring that the Group remunerates its employees fairly, responsibly and transparently by, inter alia, implementing affordable, competitive and fair reward practices so as to promote the achievement of strategic objectives and positive outcomes in the short-, medium- and long term;

3.1.3                    making recommendations to the Board in respect of the remuneration of the executive directors including the Joint Presidents and Chief Executive Officers (JCEO);

3.1.4                    determining the remuneration of Executive Vice Presidents (EVP) and approving any payments / increases made;

3.1.5                    considering recommendations on non-executive directors’ fees made by the internal remuneration specialists and management, and making recommendations to the Board for approval by shareholders;

3.1.6                    supporting the Board in ensuring effective risk management oversight in relation to material risks within the Committee’s scope.  In this regard the Committee will:

3.1.6.1                             ensure the effective monitoring of relevant risks and potential opportunities;

3.1.6.2                             consider and review executive management’s reports on the design and implementation of appropriate risk responses, overseeing that the risks are managed within the levels of appetite and tolerance and the integration and embedding of risk management in these activities and culture of the Group; and

3.1.6.3                             obtain confirmation that there is adequate assurance and that controls in relation to these risks are appropriate in design and effectiveness; and

3.1.7                    provide a channel of communication between the Board and management on remuneration matters.

3.2                    The mandate of the Committee is to:

3.2.1                    approve material(1) human resources policies for the Group;

3.2.2                    approve the principles for the mix between guaranteed and variable components of remuneration for all levels of employees;

3.2.3                    approve proposals for annual salary adjustments in the Group;

3.2.4                    approve the benchmarking methodology adopted in the Group for the setting of base salaries and incentive target amounts;

3.2.5                    approve all retention schemes, with or without corporate performance targets;

3.2.6                    on a quarterly basis review the list of participants in the Sasol retention scheme as approved by the JCEOs or the EVP :  Human Resources and Corporate Affairs;

3.2.7                    review standard conditions of service and benefits offered to employees, for example: leave, housing, motor vehicles and others;

3.2.8                    annually consider the status of in-house pension funds, provident funds, medical aid, and other similar schemes;

3.2.9                    approve proposals on short- and long-term incentive schemes (design principles, target setting and allocation principles) and where appropriate make recommendations to the Board for approval by the shareholders;

3.2.10             determine and approve any criteria necessary to measure the performance of executive directors in discharging their functions and responsibilities and

(1)  Materiality is determined by the Sasol Limited Board

2

confirm that there is alignment between individual performance and rewards recommended to the Board;

3.2.11             review and approve corporate goals and objectives relevant to the remuneration of the JCEOs, evaluate the performance of the JCEO in light of those goals and objectives, and recommend the remuneration level of the JCEO based on this evaluation;

3.2.12             ensure that there is alignment between individual performance and rewards;

3.2.13             review and approve the terms and conditions of executive directors’ and EVPs’ service agreements;

3.2.14             approve the fair value of long-term incentive grants offered to participants of the company’s employee share scheme (excluding EVPs, executive directors and the JCEO);

3.2.15             approve the actual long-term incentive grants offered to EVPs and recommend to the Board, long-term incentive grants offered to executive directors and the JCEO;

3.2.16             ensure that the annual remuneration report, which includes a background statement, the Group’s remuneration policy and an implementation report forms part of the annual Integrated Report(2), providing sufficient level of disclosure as required in terms of the King Report on Corporate Governance for South Africa 2016 (King IV™).

3.2.17             approve the delegation in writing of any of its functions and the power to sign documents to implement any of its decisions;

3.2.18             obtain assurance in respect of the internal and disclosure controls over reporting on matters for which the Committee has responsibility; and

3.2.19             assess the performance of the Committee and its members at least once every two years.

3.3                    The Committee will apply the following principles in exercising its mandate:

3.3.1                    the Committee will co-ordinate its activities with the Chairman of the Board and the JCEO;

3.3.2                    the broad framework and cost of executive remuneration should be a matter for the Board on advice of the Committee; and

3.3.3                    the Committee will liaise with the Board in relation to the preparation of the Committee’s remuneration report and referral thereof to shareholders as may be required by the law or any applicable regulatory requirements.

(2)  King IV defines integrated reporting as “a process founded on integrated thinking that results in a periodic integrated report by an organisation about value creation over time.  It includes related communications regarding aspects of value creation.  An integrated report could be a standalone report which connects the more detailed information in other reports.”

3

3.4                    Risk management

To support the Board in ensuring effective risk management oversight insofar as it relates to remuneration matters, specifically in relation to material risks within its scope, the Committee will:

3.3.1                    ensure the effective monitoring of these risks and that potential opportunities are considered as appropriate;

3.3.2                    consider and review executive management’s reports on the design and implementation of appropriate risk responses, overseeing that the risks are managed within the levels of appetite and tolerance and the integration and embedding of risk management in the business activities and culture of the Company; and

3.4.3                    obtain confirmation that there is adequate assurance and that controls in relation to these risks are appropriate in design and effectiveness.

4.                           REMUNERATION AND AUDIT

4.1                    Non-executive Directors who are members of the Committee will be paid such additional remuneration for their service as members of the Committee, as may be determined by the Board and approved by shareholders.

4.2                    Such special remuneration shall be in addition to the annual fees payable to directors.

5.                           MEETING AND PROCEEDINGS

5.1                    Meetings of the Committee will be held as the Committee deems necessary, provided that the Committee will meet four times each year.  Meetings should be organized so that attendance is maximised. The Chairman of the Committee or any member of the Committee may call a special meeting at any other time;

5.2                    The notice of each meeting of the Committee, confirming the venue, time and date and enclosing an agenda of items to be discussed, shall other than under exceptional circumstances be forwarded to each member of the Committee not less than two working days prior to the date of the meeting;

5.3                    The meetings of the Committee may be held in person, by telephone, by telepresence or such other form of long distance conference facility as the circumstances may require (such person shall be deemed as being present at the meeting), provided that the required quorum is met;

5.4                    The quorum for the decisions of the Committee shall be a majority of independent non-executive directors present for that particular decision.  A decision shall be deemed as passed if a majority vote on the matter for decision is passed by the members present at the Committee;

4

5.5                    A decision that could be voted on at a meeting of the Committee may instead be adopted by written consent of a quorum of members, given in person, or by electronic means, provided that each member received notice of the matter to be decided. A decision made in such manner has the same effect as if it had been approved at a meeting;

5.6                    Where decisions are required by way of written resolution, a quorum shall constitute a majority of independent non-executive directors, of whom one shall be the Committee’s Chairman;

5.7                    The Committee shall normally invite the Chairman of the Board (if not a member of the Committee) and the JCEO to attend meetings to discuss the performance of other executive directors and to make proposals as necessary; and

5.8                    The Chairman (or in his absence, an alternative member) of the Committee shall attend the annual general meeting and be prepared to answer questions concerning the remuneration and/or fees of directors or any other questions that may arise from the Committee’s remuneration report.

5.9                    Unless varied by these Terms of Reference, the Company’s Memorandum of Incorporation (MOI) regulating the meetings and proceedings of directors and committees, will govern meetings and proceedings of the Committee.

5.10             The Committee Secretary shall take minutes of meetings.  Any director may, provided that there is no conflict of interest and with the consent of the Chairperson, obtain copies of the Committee’s minutes; and

5.11             No Committee attendee shall participate in any discussion or decision in respect of their own individual remuneration.

6.                           LIMITED LIABILITY

6.1                    The deliberations of the Committee do not reduce the individual and collective responsibilities of Board members, with regard to their fiduciary duties and responsibilities, and they must continue to exercise due care, skill and judgment, in accordance with their legal and statutory obligations.

6.2                    Subject to the above provisions and any relevant legislation and codes of best practice, the members of the Committee shall not attract any personal liability arising from their appointment and the Company shall indemnify members of the Committee to the extent possible in terms of its approved directors’ and officers’ liability insurance coverage.

7.                           GENERAL

7.1                    The Committee, in carrying out its tasks under these Terms of Reference, may obtain such outside or other independent professional advice as it considers necessary to carry out its duties;

7.2                    The Board will ensure that the Committee will have access to professional advice both internal and external to the Company in order for it to perform its duties and will ensure in selecting such external adviser that the appointee meets the

5

independence tests as stipulated in the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and

7.3                    Committee will annually review these terms of reference and make recommendations with respect to amendments, if any, to the Nomination and Governance Committee for approval by the Board.

6

Glossary of Acronyms used in Remuneration management

Acronym	Description
BU	Business Unit
CPT	Corporate Performance Targets applicable to Long Term Incentive Plans
CR	Compa ratio referring to the relative positioning of remuneration against a reference point within a pay band
EVP	Employee Value Proposition
FCD	Functional Core Division referring to positions forming part of “Head Office”
FTE	Full Time Equivalent
GEC	Group Executive Committee
HG	Hay Grade
LTIP	Long Term Incentive Plans referring typically to SARs, MTIs and the previous Share Option plan
LWDCR	Lost work day case rate referring to a measure used in Safety
LQ	Lower quartile also referred to as the 25th percentile of a set of data points
MSP	Monthly Salaried Personnel (Bargaining Unit) within a South African context
MTI LTI

Medium Term Incentive Scheme referring to a full value phantom share scheme with a vesting term of 3 years of which a name change to the Sasol

Long Term Incentive Scheme, which was approved by the Committee in September 2014 and September 2016

NPE	Non-Permanent Employee
OBU	Operating Business Unit
RCR	Recordable Case Rate used as a measure in Safety
Ref Sal	Reference salary referring to the median pay point per broad band
ROH	Regional Operating Hub
SAR	Share Appreciation Right Scheme referring to cash settled share options that vest over either a 2,4,6 or 3,4 & 5 year period with a life of 9 years
SBU	Strategic Business Unit
SP	Salaried Personnel (Non-Bargaining Unit) within a South African context
STI	Short Term Incentive Scheme referring to a cash bonus calculated in relation to the achievement against certain predetermined targets over a 12 month period
Total cost to company	Total Guaranteed Package plus the cost of variable pay plans
TGP	Total Guaranteed Package referring to base salary plus the cost of employer contributions to the benefit funds and a 13th cheque
UQ	Upper quartile or 75th percentile of a set of data points

7